UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2008
Commission File Number: 000-50393
BELLUS HEALTH INC.
(formerly Neurochem Inc.)
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
FORM 51-102F3 MATERIAL CHANGE REPORT
REPORT OF VOTING RESULTS

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 23, 2008	BELLUS HEALTH INC.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report dated April 23, 2008, issued by Bellus Health Inc. (formerly Neurochem Inc., the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BELLUS Health Inc. (“BELLUS” or the “Company”) 275 Armand Frappier Blvd. Laval, Quebec H7V 4A7

Item 2	Date of Material Change
April 15, 2008

Item 3	News Release
A press release was disseminated by CNW Telbec on April 15, 2008 from Laval.

Item 4	Summary of Material Change
At the Annual and Special Meeting held on April 15, 2008 (the “Meeting”), shareholders were asked to adopt and adopted the new name of the Company, BELLUS Health Inc.

The Company announced that it had regained full ownership rights and control on eprodisate (KIACTATM) from Centocor, Inc.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change
At the Meeting, shareholders were asked to adopt and adopted the new name of the Company, BELLUS Health Inc.

The Company announced that it had regained full ownership rights and control on eprodisate (KIACTATM) from Centocor, Inc., a wholly owned subsidiary of Johnson & Johnson, for the prevention and treatment of Amyloid A amyloidosis. The refundable portion (US$6,000,000) of the upfront payment received from Centocor in 2005, will be refunded to Centocor.
5.2	Disclosure for Restructuring Transactions
N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.

Item 7	Omitted Information
N/A

Item 8	Executive Officer
Dr. Lise Hébert Vice-President, Corporate Communications 450.680.4572

Item 9	Date of Report
April 23, 2008

BELLUS Health Inc.
(previously, Neurochem Inc.)
(the “Corporation”)
REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations (“NI 51-102”)
Following the annual and special meeting of shareholders of the Corporation held on April 15, 2008 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the management proxy circular of the Corporation dated March 12, 2008 (the “Circular”).
Election of Directors
The nominees proposed by management in the Circular were elected on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. Proxies received by management were as follows:

Votes for	% for	Votes withheld	% withheld
21,799,149	99.57%	93,185	0.43%
Approval of Unallocated Options under the Plan
The resolution set forth at Schedule A in the Circular to approve all unallocated options under the Plan and to continue granting options under the Plan until April 15, 2011, was ratified and confirmed by a vote conducted by ballot, by a majority of shareholders. Shareholders present in person or represented by proxy at the Meeting, voted as follows:

Votes for	%	Votes against	%
13,921,698	94.43%	821,488	5.57%
Change of name of the Corporation
The resolution described at Schedule D in the Circular to approve the change of name of the Corporation from “Neurochem Inc.” to “BELLUS Health Inc.”, was adopted on a vote by show of hands by more than two-thirds of the votes cast by the shareholders present or represented by proxy. Proxies received by management were as follows:

Votes for	% for	Votes against	% against
21,782,605	99.50%	109,731	0.50%

Appointment of Auditors
KPMG LLP, Chartered Accountants, were appointed as auditors of the Corporation for the next year and the Audit Committee were authorized to fix their remuneration, on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. Proxies received by management were as follows:

Votes for	% for	Votes withheld	% withheld
21,886,088	99.97%	6,250	0.03%
Dated April 23, 2008.